# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CSLM ACQUISITION CORP., CIK 0001875493
CUSIP: G2365L101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share ("Ordinary Shares")
Address of issuer's principal executive offices: C/O WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, GRAND CAYMAN, Cayman Islands (E9), KY1-9008
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604488-24-000311
Filed by CIK 0001604488

## Reporting persons
- First Trust Merger Arbitrage Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 91,441; shared voting power 0; sole dispositive power 91,441; shared dispositive power 0; aggregate amount beneficially owned 91,441 (1.5% of the class)
- First Trust Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 100,100; shared voting power 0; sole dispositive power 100,100; shared dispositive power 0; aggregate amount beneficially owned 100,100 (1.64% of the class)
- First Trust Capital Solutions L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 100,100; shared voting power 0; sole dispositive power 100,100; shared dispositive power 0; aggregate amount beneficially owned 100,100 (1.64% of the class)
- FTCS Sub GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 100,100; shared voting power 0; sole dispositive power 100,100; shared dispositive power 0; aggregate amount beneficially owned 100,100 (1.64% of the class)

## Item 1. Issuer
Name of issuer: CSLM ACQUISITION CORP.
Address of issuer's principal executive offices: C/O WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, GRAND CAYMAN, Cayman Islands, KY1-9008

## Item 2. Person Filing
Address of principal business office or, if none, residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Ordinary Shares of CSLM ACQUISITION CORP. ("the Issuer")) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer's Ordinary Shares held in the Client Accounts. As of December 31, 2024 VARBX owned 91441 shares of the outstanding Ordinary Shares of the Issuer FTCM, FTCS and Sub GP collectively owned 100100 shares of the outstanding Ordinary Shares of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Ordinary Shares reported in this Schedule 13G/A. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Ordinary Shares of the Issuer for their own accounts.
Percent of class:
VARBX: 1.5

FTCM, FTCS and Sub GP: 1.64
Sole power to vote or to direct the vote:
VARBX: 91441

FTCM, FTCS and Sub GP: 100100
Shared power to vote or to direct the vote:
VARBX: 0

FTCM, FTCS and Sub GP: 0
Sole power to dispose or to direct the disposition:
VARBX: 91441

FTCM, FTCS and Sub GP: 100100
Shared power to dispose or to direct the disposition:
VARBX: 0

FTCM, FTCS and Sub GP: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Statement

## Signatures
- First Trust Merger Arbitrage Fund: /s/ Joy Ausili, Trustee, Vice President and Assistant Secretary (02/14/2025)
- First Trust Capital Management L.P.: /s/ Chad Eisenberg, Chief Operating Officer (02/14/2025)
- First Trust Capital Solutions L.P.: /s/ Chad Eisenberg, Chief Operating Officer (02/14/2025)
- FTCS Sub GP LLC: /s/ Chad Eisenberg, Chief Operating Officer (02/14/2025)